October 14, 2022	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: IMMUNOPRECISE ANTIBODIES LTD.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :		Annual General and Special Meeting
Record Date for Notice of Meeting :		November 10, 2022
Record Date for Voting (if applicable) :		November 10, 2022
Beneficial Ownership Determination Date :		November 10, 2022
Meeting Date :		December 13, 2022
Meeting Location (if available) :		Montreal, QC
Issuer sending proxy related materials directly to NOBO:		No
Issuer paying for delivery to OBO:		No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders		No
NAA for Registered Holders		No

Voting Security Details:

Description	CUSIP Number		ISIN
COMMON	45257F200		CA45257F2008

Sincerely,

Computershare

Agent for IMMUNOPRECISE ANTIBODIES LTD.